Exhibit 12
Computation of Ratio of Earnings to Fixed Charges

	For the Years Ended
	December 31,
	2012	2011	2010	2009	2008
	(in millions)
Earnings (loss):
Loss from continuing operations before income taxes	$(4,172)	$(2,636)	$(3,299)	$(3,494)	$(4,060)
Equity in losses of unconsolidated investments, net	1,114	1,730	1,286	803	64
Fixed charges	2,365	2,068	2,081	2,047	2,094
Interest capitalized	(278)	(413)	(13)	(12)	(123)
Amortization of interest capitalized	81	48	85	85	80
Earnings (loss), as adjusted	(890)	797	140	(571)	(1,945)
Fixed charges:
Interest expense	1,428	1,011	1,464	1,450	1,362
Interest capitalized	278	413	13	12	123
Portion of rentals representative of interest	659	644	604	585	609
Fixed charges	2,365	2,068	2,081	2,047	2,094
Ratio of earnings to fixed charges	— (1)	— (2)	— (3)	— (4)	— (5)

(1)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $3.3 billion in 2012.

(2)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $1.3 billion in 2011.

(3)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $1.9 billion in 2010

(4)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $2.6 billion in 2009.

(5)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $4.0 billion in 2008.